Via Facsimile and U.S. Mail
Mail Stop 4720

September 4, 2009

Michael W. Bell
Executive Vice President and Chief Financial Officer
CIGNA Corporation
Two Liberty Place
Philadelphia, PA 19192

Re: **CIGNA Corporation**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-08323

Dear Mr. Bell:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief